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                              October 2, 2020

       Jeffrey Schwartz
       Chief Executive Officer
       BCLS Acquisition Corp.
       200 Clarendon Street
       Boston, MA 02116

                                                        Re: BCLS Acquisition
Corp.
                                                            Confidential Draft
Registration Statement on Form S-1
                                                            Submitted September
17, 2020
                                                            CIK 0001823200

       Dear Mr. Schwartz:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       DRS filed September 17, 2020

       General

   1. It appears you are not offering units and warrants in connection with this SPAC IPO.
                                                        Please tell us why the
structure of this offering deviates from that which we have seen in the majority of SPAC
IPOs to date and how this deviation affects the participation and interests of the
sponsor at the time of the business combination transaction.
               You may contact Ernest Greene at (202) 551-3733 or John Cash, Accounting Branch
       Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal
       Branch Chief, at (202) 551-3397 with any other questions.
 Jeffrey Schwartz
BCLS Acquisition Corp.
October 2, 2020
Page 2



                                      Sincerely,
FirstName LastNameJeffrey Schwartz
                                      Division of Corporation Finance
Comapany NameBCLS Acquisition Corp.
                                      Office of Manufacturing
October 2, 2020 Page 2
cc:       Christian Nagler
FirstName LastName